Exhibit 99.2

Sizmek & Rocket Fuel - Employee Questions and Answers

Dated 7.26.17

Financial/Stock/Bonus Questions:

Q:                                  How was the $2.60/share price point established in the deal?

It was the product of negotiation between Sizmek and Rocket Fuel and their representatives.

Q:                                  Is the trading window going to be open?

The trading window will open in August following our Q2 earnings release.

Q:                                  How will Rocket Fuel equity awards and ESPP be treated in the transactions?

Please see the Rocket Fuel Equity Awards and ESPP FAQs regarding treatment of equity awards and the ESPP in the transaction.

Q:                                  Randy mentioned Sizmek only needs 50.1% share of stock. What happens if Sizmek fails to get 50.1%?

The deal is not consummated until Sizmek obtains more than 50% of total outstanding shares. Currently shareholders representing about 24% have agreed to tender their shares. There is no market value of the stock after the transaction is completed. I.e. the price to be paid for your stock is $2.60—unless we enter into a definitive agreement with a third party that comes in during the “go shop” period and offers more. There is no conversion of public to private stock.

Q:                                  Will RF aggressively pursue a better offer in the next 30 days?

Together with its advisors and as permitted by the merger agreement, the Board of Directors is working to determine if there is other interest in acquiring Rocket Fuel.  Randy and the Executive team are also actively involved in this process.

Q:                                  Will existing RF employees receive equity in Sizmek? If not, is existing employee equity in Rocket Fuel being factored into offers that Sizmek makes in terms of salary?

These are decisions and details that will be reviewed and determined as part of the integration planning process.

Q:                                  Does this announcement impact the 1H bonus plan?

No. Our decision regarding having no 1H bonus plan payout in the U.S. is unrelated to the merger agreement with Sizmek. Our decision was based on our 1H financial results.

Q:                                  Will our 401(k)s be rolled over into a Sizmek 401(k) program, or will we have the option to roll them into a personal IRA?

These types of details will be worked out during the integration planning.

Technology/Product Questions:

Q:                                  We want to be consistent with our messaging, is their a talk track that client facing employees can reference for discussions around the changes with our clients?

See our sales FAQ

Q:                                  What does the acquisition mean for Orion?

There is no impact on Orion and our roadmap for Orion remains intact.  In the Engineering All Hands leaders from both companies reiterated how important Orion and suggested it may become the global UI for all products for the combined entity. The Engineering leaders from both organizations need to evaluate the different interfaces and spend more time looking at the roadmap of the separate organizations.

Q:                                  When will Product Ops Jira project be retired?

Within the next couple of weeks. We are working on implementing some feedback from the support and techops teams before we officially retire it.

Q:                                  What is the future of the Site Decisioning product? What is the future of current clients and will there be an effort to go after new clients?

These types of details will be worked out during the integration planning.

Q:                                  Most of our campaigns currently use 3rd party data from DCM. Will they all be required to use Sizmek data reporting after the acquisition?

Details like that will be worked out following the combination of the two companies.

Q:                                  Is this a focus on AdTech or MarTech? What happens to our Site Decisioning product?

This is a part of a larger roll up in the Advertising and Marketing Technology space.  The Site Decisioning product is something we are investing resources in Q3 and that will continue.  The product vision for the combined entity will be defined over the coming 6-8 weeks during the integration process.

Benefits/Culture/General Questions:

Q:                                  What does the acquisition mean for the average RF employee?

For now, it’s business as usual. It’s imperative that we continue to maintain focus and have a strong Q3. We will share more details as we have them.

Q:                                  What will happen to the org structure? Do we know what products will stay and what will go?

The details around future organization structure and our products will be defined throughout the integration process.

Q:                                  How are the Sizmek teams structured? Where would the RF teams fit into their overall business?

We will be learning these details as part of the integration planning process.

Q:                                  Will this merger involve layoffs?

We won’t have any information on this until after the deal closes.

Q:                                  When can we expect to hear news about upcoming changes to roles and org structure?

We are committed to providing regular updates throughout the integration planning process.  Specific decisions on roles and org structure are expected to be shared at or post-close.

Q:                                  Who will lead the new combined company?

This will be determined as part of the integration planning process.

Q:                                  What does their leadership team look like?

You can review their website to find out more information around their leadership team.

Q:                                  Randy mentioned the integration will take a year to complete.  Are we operating independently until then? Is there a cadence in which we can expect updates as things unfold?

The integration planning will take 6-8 weeks.  Upon close, we will begin integration implementation that will unfold over the course of a year.  We will be operating as a single organization, however, we will need to integrate our systems, teams, processes and product over time. Randy’s point was that we will have a deliberate plan with clear milestones towards completion.

Q:                                  When do we get to start meeting the folks at Sizmek?

This week will kick off integration planning. Various leadership from RF and Sizmek will be pulled in to drive or contribute.

Q:                                  How does this affect new hires who have signed their offer letter and start in the next month?

All pending new hires are still welcome to join. Recruiters and hiring managers are reaching out to future starters to assure them of our commitment to join Rocket Fuel.

Q:                                  How is hiring going to be affected by the acquisition?

We are still actively hiring and will work in collaboration with Sizmek to ensure our hiring plans align with the go forward integration plans.

Q:                                  What will the integration process be like? Who from Rocket Fuel will be involved in this process?

During the integration process, Rocket Fuel and Sizmek leadership teams will come together to form a unified go-forward strategy and implementation plan. Rocket Fuel eStaff and the RED Team will be critical in this process. Starting this week, Integration work streams will begin to define the vision and strategy for the combined entity and we will share more about who is leading each workstream.

Q:                                  Sizmek doesn’t have a San Francisco office.  Will we still have an office in the Bay Area post-acquisition?

Work locations, including where we combine offices, will be a part of the integration plan; to be announced after the closing of the deal but you can assume that we will have a presence in the Bay Area after the close as Rocket Fuel has so much great talent here.

Q:                                  Will the existing Green card or I140 petitions be affected or not? What’s happening to my Visa status?

A specific reference document was created and sent to all visa holders outlining the smooth process around visa transitions.  If you have any questions or concerns, please reach out to Lillian Yamada in HR.

Q:                                  How do Sizmek’s corporate values compare to Rocket Fuel values?

Mark Grether, Chairman of Sizmek has committed to creating a go forward culture and values system that take the best of both companies.

Q:                                  Is this an acquisition or a merger?

It is officially an acquisition, we are being acquired by Sizmek with capital investment from Vector Capital.

Q:                                  Will Rocket Fuel keep the name Rocket Fuel or change to Sizmek, after the acquisition finalizes in Q3? Will we maintain our own brand under their umbrella, or be fully integrated into their brand?

These types of details will be worked out during integration planning and we will share more as soon as we can.

Q:                                  Can we get some idea of the Sizmek health benefits so that we are prepared well ahead of November for potential changes in coverage? And when will we hear about the fringe benefits we will be offered as Sizmek employees?

You can get a general sense of Sizmek’s benefits through their website.  Specific details will be worked out during integration planning. We will continue to keep employees up to date as integration planning continues.

Q.                                   How soon will we stop using tools such as Replicon and 15/Five?

There have been no decisions made on which productivity tools will be used in the combined go forward organization. This will be determined during the integration planning process.

Cautions Regarding Forward-Looking Statements

This document contains forward-looking statements regarding future events, including but not limited to the acquisition of Rocket Fuel Inc. (“Rocket Fuel”) by Sizmek Inc. (“Sizmek”) and the capabilities of the combined company following the acquisition. Words such as “expect,” “believe,” “intend,” “plan,” “goal,” “focus,” “anticipate,” and other similar words are also intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from the results anticipated by such statements, including, without limitation, due to: uncertainties as to the timing of the tender offer and the acquisition; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; the effects of disruption from the tender offer or acquisition on Rocket Fuel’s business; the fact that the announcement and pendency of the tender offer and acquisition may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the tender offer or acquisition making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and the risk that stockholder litigation in connection with the tender offer or the acquisition may result in significant costs of defense, indemnification and liability.

Additional factors that could cause actual results to differ materially from those anticipated are under the caption “Risk Factors” in Rocket Fuel’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and in subsequent SEC filings. These forward-looking statements are made as of the date of this document, and Rocket Fuel expressly disclaims any obligation or undertaking to update the forward-looking statements contained herein or therein to reflect events that occur or circumstances that exist after the date on which the statements were made.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Rocket Fuel Inc. (“Rocket Fuel”), Sizmek Inc. (“Sizmek”), through an affiliate, will commence a tender offer for all of the outstanding shares of Rocket Fuel. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Rocket Fuel. It is also not a substitute for the tender offer materials that Sizmek will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Sizmek will file tender offer materials on Schedule TO with the SEC, and Rocket Fuel will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ROCKET FUEL’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Rocket Fuel’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Rocket Fuel’s stockholders by contacting Rocket Fuel at ir@rocketfuel.com or by phone at (650) 481-6082, or by visiting Rocket Fuel’s website (www.rocketfuel.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Rocket Fuel with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ROCKET FUEL’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY SIZMEK OR ROCKET FUEL WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, SIZMEK AND ROCKET FUEL.